Exhibit 99.1

NOTICE

Attached are the unaudited interim consolidated financial statements of Valcent Products Inc. [formerly, Nettron.com, Inc.] (the “Corporation”) for the period ended December 31, 2005. The Corporation’s auditor has not reviewed the attached financial statements.

VALCENT PRODUCTS INC.

“signed”

F. George Orr
Director

February 28, 2006

Valcent Products Inc.
Interim Consolidated Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

		December 31	March 31
		2005	2005
ASSETS
Current
Cash and Equivalents		$271,028	$222
Accounts receivable		5,171	714
MK Enterprises LLC		6,324	—
		282,523	936

Product Licence (Note 2)		1,306,075	—

		$1,588,598	$936

Liabilities and Shareholders Deficiency

Liabilities
Current
Accounts payable and accrued liabilities		$11,422	$238,886
Due to related directors		6,393	—
Convertible Notes (Note 3)		1,597,011	—
		1,614,826	238,886
Shareholders equity (deficiency)
Share capital (Note 4)		4,099,870	2,999,420
Contributed Surplus		60,000
Share Subscibtions (Note 2)		419,401	—
Deficit		(4,605,499)	(3,237,370)
		(26,228)	(237,950)

		$1,588,598	$936

On behalf of the board:

"Glen Kertz " Director	"F. George Orr " Director

Valcent Products Inc.
Interim Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004

Expenses
Bank charges and interest	$71,462	$34	$108,962	$133
Filing and transfer agent	10,319	1,847	30,200	7,732
Investor Relations	13,150	—	467,362	—
Management fees (Note 4)	—	1,500	4,000	4,500
Office and miscellaneous	19,495	114	61,330	114
Product Development	239,950	—	349,014	—
Professional Fees	61,871	5,602	203,512	14,675
Rent	32,596	1,500	45,786	4,500
Stock option compensation	60,000	—	60,000	—
Travel	44,810	—	51,052	—
Loss from Operations	553,653	10,597	1,381,218	31,654

Other Income expense
Foreign exchange gain	(9,864)	(559)	13,089	1,715

Net loss for the period	563,517	11,156	1,368,129	29,939

Deficit, beginning of period	4,041,982	3,210,459	3,237,370	3,191,676

Deficit, end of period	$4,605,499	$3,221,615	$4,605,499	$3,221,615

Loss per share-basic	$0.037	$0.001	$0.145	$0.001

Weighted average shares outstanding
	15,361,026	2,145,125	9,425,172	2,145,125

Valcent Products Inc.
Interim Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004

Cash provided by (used in)
Operating activities
Loss for period	$(563,517)	$10,038	$(1,368,129)	$29,939
Items not involving cash
Shares Isued for investor relations	—	—	285,242	—
Stock opiton compensation	60,000		60,000
Changes in non-cash
working capital items	1,845	(9,783)	2,688	(28,755)

	(501,672)	255	(1,020,199)	1,184

Investing activities
Purchase of Producy Licence	—	—	(306,075)	—
Financing Activites
Related party transactions	69		69
Convertible Debentures	64,116	—	1,597,011	—

Increase (decrease) in cash during
period	(437,487)	255	270,806	1,184

Cash, beginning of period	708,515	(202)	222	(1,131)

Cash, end of period	$271,028	$53	$271,028	$53

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
December 31, 2005

1. Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web” until March 24, 2004 when these operations were discontinued due to difficulties encountered in raising financing. During the nine months ended December 31, 2005 the Company acquired a license to certain proprietary technology owned by arms-length parties (see Product License Note 2) and the development of these products had been the Company’s primary business. Also during the nine months ended December 31, 2005 the Company formed a wholly owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States. In order to conduct operations in Texas Valcent USA, Inc. formed a partnership with one of the Company’s directors and become the general partner in Valcent Manufacturing. These financial statements include the accounts of the Company, Valcent USA, Inc. and Valcent Manufacturing.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going-concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at December 31, 2005, the Company had accumulated losses totaling $4,605,499. The continuation of the Company is dependent upon the economic development and sales of the products underlying its product license as well as obtaining long-term financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going-concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2.  Product Licence

During the nine months ended December 31, 2005 the Company completed a licensing agreement for the exclusive worldwide marketing rights to a Skincare System, a Duster, a Garden Kit and a right of first offer on future products developed by MK Enterprises LLC. The Company has agreed to issue MK Enterprises LLC and its assigns 20 million common shares at a deemed cost of $1,000,000, of which 11,611,975 have been issued with the balance reserved for issuance and included in share subscriptions, pay a $125,000 U.S. license fee (paid), pay $125,000 in costs related to the development of the products since March 17, 2005 (paid) and royalties as to $10 U.S. per Skincare System unit sold, $2 U.S. per Duster sold and 4.5% of the net sales of the Garden Kit. In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products. For future products developed by MK Enterprises LLC, that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales. Also in order to keep the products under license the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 for the second license year and $50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of $50,000 per year also beginning in the second year. To keep the overall master license in good standing the Company has agreed that beginning in the second license year that the total of royalties plus other fees paid to MK Enterprises LLC shall be at least $400,000 U.S. per year.

Valcent Products Inc.
Notes to the Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
December 31, 2005

3. Convertible Notes

To finance the purchase of the Product License (Note 2) and to provide working capital for its development the Company has issued $1,277,200 U.S. in 8% per annum convertible notes and stock purchase warrants whereby for each $0.75 US in convertible note purchased the holder will receive one class A warrant which will entitle him to purchase an additional common shares at $0.50 U.S. until August 5, 2008 and one class B warrant which will entitle him to purchase an additional common shares at $0.75 U.S. until August 5, 2008. The holders of the convertible notes may, subject to trickle out provisions, elect to convert note and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.55 U.S. The Company may, subject to notice provisions and the common shares trading above $1.50 U.S. per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under notes plus interest. In conjunction with this financing the Company has paid a finders fees of 10% of the gross proceeds in cash and which is included in investor relations, 425,735 common shares at a deemed value of $285,242. There are 255,440 finders A warrants whereby the holders shall have the right to purchase 255,440 common shares at $0.50 U.S. per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at $0.75 U.S. per share until August 5, 2008.

Certain of the convertible notes contained registration rights which to date have not been met. As at December 31, 2005 the Company has accrued $57,147 in penalties pertaining to these registration rights and is subject to a penalty of 2% every thirty days thereafter until such time as its meets its registration requirements.

4. Share Capital

Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued: Common shares

	Number of
	Shares	Amount
Balance, March 31, 2005	6,435,374	2,999,420
Consolidation 1 new for 3 old during the period	(4,290,249)	—
Debt settlement	1,605,000	234,609
Shares issued for investor relations	425,735	285,242
Product Licence Purchase	11,611,975	580,599
	15,787,835	4,099,870

Valcent Products Inc.
Notes to the Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
December 31, 2005

4. Share Capital (cont)

During the six months ended September 30, 2005 the Company consolidated its common shares three for one and issued 1,605,000 post-consolidated common shares, for the settlement of $234,609 of debt. The Company also entered into a license acquisition agreement and a private placement whereby certain common shares have been issued or may be issued, see Notes 2 and 3. As at December 31, 2005, 8,388,025 common shares remained to be issued pursuant to the license agreement and are reflected in share subscriptions.

(b) Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (the “Plan”), a total of 10% of the Company’s issued common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the TSX Venture Exchange or any other exchange that the Company lists its common shares. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

As at March 31, 2004 the Company had outstanding stock options whereby 612,500 shares could be acquired as to 512,500 shares at $0.44 until September 10, 2004 and 100,000 shares at $2.00 until March 27, 2005. All of these options expired unexercised and no options remained outstanding as at March 31, 2005.

During the nine months ended December 31, 2005 the Company amended the Plan and instituted a new stock option plan (the “US Plan”). The US Plan is applicable to residents of the United States and options may be issued under this plan to acquire up to an aggregate number of shares, which when combined with options granted under the Plan equal to 10% of the issued number of common shares. The terms of the options and the option price of the US Plan are to be fixed by the Directors, subject to a limitation that no one individual may be granted options to receive greater than 5% of the issued number of common shares. The amended terms of the Plan call for the total aggregate number of options that can be granted under both the Plan and the US Plan be no more than 10% of the issued number of common shares. The Company issued 100,000 options to acquire that same number of commons shares to a director of the Company at $0.45 US per share until October 17, 2007 and 200,000 options to acquire that same number of shares to employees at $0.50 per share until October 17, 2006. Under the US Plan the Company has issued 750,000 options to acquire that same number of shares to various employees at $0.60 per share. The options under the US Plan have various vesting requirements and are dependent on continued employment its is expected that over the next year 400,000 of these options will be vested. In conjunction with the issuance of these options the Company has booked a stock option compensation expense of $60,000.

Subsequent to December 31, 2005 the Company issued a Director an option to acquire 300,000 common shares at $0.50 until February 31, 2011.

Valcent Products Inc.
Notes to the Financial Statements
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
December 31, 2005

4. Share Capital (cont)

(c) Warrants

In conjunction with the convertible notes the Company issued various warrants to acquire common shares, see Note 3.

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) During the nine months ended December 31, 2005 $153,349 of accounts payable due to directors or companies controlled by directors was settled by way of the issuance of 1,106,486 common shares.

(b) During the nine month period ended December 31, 2005 and 2004, the Company paid or accrued fees to directors and companies controlled by directors for the following services The Company paid fees to directors and companies controlled by directors for the following services:

	2005	2004

Management fees	$4,000	$4,500
Rent	$1,500	$4,500
Product Development	$87,447	$—
Professional fees	$15,000	$—

6. Commitments

During the six months ended September 30, 2005 the Company leased development space in El Paso, Texas under a three year lease at a cost of $3,170 US per month. As at December 31, 2005 $20,950 of these lease costs is included in rent and there remains thirty months on the lease.